U N I T E D   S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date	: June 24, 2011	/s/ PETER HO
Peter Ho
Chairman of the Board and Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ DEREK J. NORRIS
Derek J. Norris
Senior Executive Vice President and Controller of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Bank of Hawaii Retirement Savings Plan

Years Ended December 31, 2010 and 2009

With Report of Independent Registered

Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and

The Benefit Plans Committee of
Bank of Hawaii

Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii

June 24, 2011

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(In Thousands)
Assets
Investments, at fair value	$369,731	$338,157

Receivables:
Employer contribution	5,374	5,207
Notes receivable from participants	5,871	5,081

Net assets reflecting investments at fair value	380,976	348,445

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(2,666)	(1,412)

Net assets available for benefits	$378,310	$347,033

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
	(In Thousands)
Additions (deductions):
Investment income – interest and dividends	$8,863	$8,258
Interest income on notes receivable from participants	298	328
Net appreciation in fair value of investments	26,168	44,079

Contributions:
Participants	10,076	10,233
Employer	9,763	9,291
Participant rollovers	873	196
Total contributions	20,712	19,720

Distributions to participants	(24,764)	(17,178)

Net increase of net assets available for benefits	31,277	55,207
Net assets available for benefits at beginning of year	347,033	291,826
Net assets available for benefits at end of year	$378,310	$347,033

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively, the Company) who have at least 60 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Bank of Hawaii (the Plan Administrator), a subsidiary of the Company. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

Contributions

Contributions from the Company and participants are accrued through December 31 in the statements of net assets available for benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants up to 2% of the participants’ eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participants’ eligible compensation.  A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2010 and 2009, were approximately $1,700,000 and $1,500,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Vesting

Under current plan provisions, participants are immediately vested in their accounts.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Under prior plan provisions, certain balances were unvested and subject to forfeiture. Forfeitures may be credited against employer contributions required for the calendar year. In July 2009, forfeiture balance of approximately $344,000 was credited against employer contributions required for the plan year.  During 2010 there were no forfeitures credited against employer contributions required for the plan year. As of December 31, 2010 and 2009, the cumulative forfeited unvested amounts available to be used for future employer contributions were approximately $70,000.

Participant Loans

Withdrawals are permitted for participants demonstrating immediate financial need. Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans are permitted from the Bank of Hawaii Corporation Stock Fund.

Payment of Benefits

For termination of employment, a participant or their beneficiary is entitled to receive an allocation of the employer matching contribution. A participant is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. Under prior plan provisions, participants are entitled to receive the vested portion of their account in the form of a joint and survivor or life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits Payable

As of December 31, 2010, there was $208,000 in benefits that had been approved and processed for payment by the end of the plan year that had not yet been paid. There were no benefits approved but not yet paid as of December 31, 2009.

Administrative Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Bank of Hawaii Corporation Stock Fund

The Plan invests in common stock of the Company through Bank of Hawaii Corporation Stock Fund (BOHC Stock Fund). The BOHC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.  Effective April 1, 1998, the portion of the Plan consisting of the BOHC Stock Fund converted to an employee stock ownership plan (ESOP).  As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects not to receive the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan; rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

The Plan limits the amount a participant can invest in the BOHC Stock Fund to encourage diversification of participants’ accounts. Contributions may not go directly into the BOHC Stock Fund, but may be transferred into the BOHC Stock Fund the next day or any day thereafter at the participant’s direction.  A participant may not direct money into or transfer amounts from other investment funds into the BOHC Stock Fund to the extent the transfer would result in more than 20 percent of the participant’s total account balance being invested in the BOHC Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account.

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust is a collective trust investing primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.  Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year-end.

The collective trust fund seeks to provide current and stable income while maintaining a stable share value of $1 per share net asset value.  The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time.  The balance in the collective trust fund can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  The three-level fair value hierarchy is as follows:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement; utilize model-based techniques for which significant assumptions are not observable in the market; or require significant management judgment or estimation, some of which may be internally developed.

In determining fair value measurements, management assesses whether the volume and level of activity for an asset or liability have significantly decreased.  In such instances, management determines whether recent quoted prices are associated with illiquid or inactive markets.  If management concludes that quoted prices are associated with illiquid or inactive markets, an adjustment to the quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset or liability’s fair value.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements, which added disclosure requirements about transfers into and out of Levels 1, 2, and 3, clarified existing fair value disclosure requirements about the appropriate level of disaggregation, and clarified that a description of the valuation technique (e.g., market approach, income approach, or cost approach) and inputs used to measure fair value are required for recurring, nonrecurring, and Level 2 and 3 fair value measurements. These provisions of the ASU are effective for reporting periods ending March 31, 2010. The ASU also requires that Level 3 activity about purchases, sales, issuances, and settlements be presented on a gross basis rather than as a net number as currently permitted. This provision of the ASU is effective for the Plan’s reporting period ending December 31, 2011.  As this provision amends only the disclosure requirements related to Level 3 activity, the adoption will have no impact on the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During the years ended December 31, the Plan’s investments appreciated in fair value as follows:

	2010	2009
	(In Thousands)

Mutual funds	$25,901	$42,313
Common stock	267	1,766
Net appreciation in fair value of investments	$26,168	$44,079

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, are as follows:

	2010	2009
	(In Thousands)

Vanguard Retirement Savings Trust	$67,704	$65,315
Vanguard Wellington Fund	50,155	46,964
Vanguard 500 Index Fund	49,859	43,681
Bank of Hawaii Corporation Common Stock	44,799	48,015
Vanguard Windsor Fund	35,496	34,097

The Plan invests in a collective trust, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reflected the Vanguard Retirement Savings Trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of approximately $(2,666,000) and $(1,412,000) as of December 31, 2010 and 2009, respectively, in the statements of net assets available for benefits.

4. Fair Value of Assets

The following describes the valuation techniques and inputs used for each major class of assets recorded at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the plan at year-end.

Common collective trust: Valued at the NAV of unit shares held by the plan at year-end. The NAV is based on the fair value of the underlying investments supported by observable purchases and sales from independent sources.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Assets (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques and inputs are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2010:
(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of Dec. 31, 2010
Equity securities – mutual funds
Large-cap	$49,859	$–	$–	$49,859
Large and mid-cap	40,883	–	–	40,883
Mid-cap	11,535	–	–	11,535
Small-cap	7,165	–	–	7,165
International	14,403	–	–	14,403
Emerging Market	7,288	–	–	7,288
Blended-mutual funds	107,483	–	–	107,483
Fixed income-mutual funds	18,257	–	–	18,257
Money market fund	355	–	–	355
Equity security-common stock	44,799	–	–	44,799
Common collective trust	–	67,704	–	67,704
Total assets at fair value	$302,027	$67,704	$–	$369,731

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Assets (continued)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2009
(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of Dec. 31, 2009
Equity securities – mutual funds
Large-cap	$58,453	$–	$–	$58,453
Large and mid-cap	37,283	–	–	37,283
Mid-cap	6,091	–	–	6,091
Small-cap	7,812	–	–	7,812
International	28,511	–	–	28,511
Blended-mutual funds	68,586	–	–	68,586
Fixed income-mutual funds	17,934	–	–	17,934
Money market fund	157	–	–	157
Equity security-common stock	48,015	–	–	48,015
Common collective trust	–	65,315	–	65,315
Total assets at fair value	$272,842	$65,315	$–	$338,157

5.  Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participant’s investment preference. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard, the trustee of the Plan. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Plan investments include shares of mutual funds advised by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

6. Transactions and Agreements With Parties-in-Interest (continued)

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2010 and 2009, the Plan made purchases of $2,594,000 and $2,173,000, respectively, and sales of $7,675,013 and $5,921,045, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2010 and 2009, the Plan held 952,874 and 1,020,565 shares of Bank of Hawaii Corporation common stock, respectively, representing 12% and 14%, respectively, of the total net assets of the Plan.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the statements of net assets available for benefits and the statements of changes in net assets available for benefits per the financial statements at December 31 to the Form 5500:

	2010	2009
	(In Thousands)

Net assets available for benefits per the financial statements	$378,310	$347,033
Adjustment from fair value for fully benefit-responsive investment contracts	2,666	1,412
Net assets available for benefits per the Form 5500	$380,976	$348,445

Net increase in net assets available for benefits per the financial statements	$31,277
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2009	(1,412)
Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2010	2,666
Total net gain per the Form 5500	$32,531

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Description	Number of Shares	Cost	Current Value
		(Dollars in Thousands)
Mutual Funds
Vanguard 500 Index Fund	430,488	*	$49,859
Vanguard Emerging Market Stock Index Fund	240,207	*	7,288
Vanguard Explorer Fund	26,877	*	1,959
Vanguard Growth Equity Fund	499,263	*	5,387
Vanguard High-Yield Corporate Fund	399,063	*	2,274
Vanguard International Growth Fund	744,752	*	14,403
Vanguard Mid-Cap Index Fund	436,372	*	8,863
Vanguard Mid-Cap Growth Fund	79,262	*	1,506
Vanguard Prime Money Market Fund		*	169
Vanguard Selected Value Fund	62,146	*	1,166
Vanguard Small-Cap Index Fund	149,810	*	5,206
Vanguard Short-Term Federal Fund	1,007,323	*	10,839
Vanguard Target Retirement 2005 Fund	221,966	*	2,604
Vanguard Target Retirement 2010 Fund	137,231	*	3,062
Vanguard Target Retirement 2015 Fund	978,379	*	12,151
Vanguard Target Retirement 2020 Fund	334,350	*	7,389
Vanguard Target Retirement 2025 Fund	1,065,897	*	13,452
Vanguard Target Retirement 2030 Fund	262,530	*	5,692
Vanguard Target Retirement 2035 Fund	522,728	*	6,843
Vanguard Target Retirement 2040 Fund	79,692	*	1,713
Vanguard Target Retirement 2045 Fund	139,484	*	1,883
Vanguard Target Retirement 2050 Fund	48,322	*	1,034
Vanguard Target Retirement 2055 Fund	189	*	4
Vanguard Target Retirement Income Fund	133,106	*	1,501
Vanguard Total Bond Market Index Fund	485,251	*	5,144
Vanguard Wellington Fund	1,612,697	*	50,155
Vanguard Windsor Fund	2,627,351	*	35,496
Total Mutual Funds			257,042

Collective Trust
Vanguard Retirement Savings Trust	65,038,214	*	$67,704
Bank of Hawaii Corporation Stock Fund
Bank of Hawaii Common Stock	952,874	*	44,799
Vanguard Prime Money Market Fund	186	*	186
Total Bank of Hawaii Corporation Stock Fund			44,985

Participant Loans
Participant Loans-Interest rates ranging from 4.14% to 9.25%		*	5,871
			$375,602

All investments are with parties-in-interest to the Plan.
* Participant-directed investment, the cost disclosure is not required.